

**PGTI Reports Fourth Quarter and Fiscal Year 2022 Results,
Provides First Quarter 2023 Guidance**

VENICE, Fla., February 22, 2023 – PGT Innovations, Inc. (NYSE: PGTI), a national leader in premium windows and doors, including impact-resistant products, garage doors, and products designed to unify indoor/outdoor living spaces, today announced financial results for its fourth quarter and fiscal year ended December 31, 2022.

**Financial Highlights for Fourth Quarter 2022**
*(All results reflect comparison to prior-year period; Cash on hand is compared to prior-year end)*
- Net sales totaled $341 million, an increase of 12 percent (includes organic growth of 5 percent).
- Net income was $8 million, a decrease of 54 percent.
- Adjusted net income* was $16 million, a decrease of 14 percent.
- Adjusted EBITDA* was $48 million, on par with last year.
- Net income per common share attributable to common shareholders, diluted, was $0.18, a decrease of 25 percent.
- Adjusted net income per diluted share* was $0.27, a decrease of 13 percent.
- Total liquidity at the end of the fourth quarter was $235 million, including cash of $67 million and revolver availability of $168 million.

**Financial Highlights for Fiscal Year 2022**
*(All results reflect comparison to prior-year period)*
- Net sales totaled $1.49 billion, an increase of 28 percent (includes organic growth of 16 percent).
- Net income was $98 million, an increase of 180 percent.
- Adjusted net income* was $116 million, an increase of 88 percent
- Adjusted EBITDA* was $254 million, an increase of 50 percent.
- Net income per common share attributable to common shareholders, diluted, was $1.64, an increase of 264 percent.
- Adjusted net income per diluted share* was $1.92, an increase of 86 percent.
- Cash flow from operations was $196 million, an increase of 208 percent.

**First Quarter 2023 Guidance**
- Net sales in the range of $370 million to $390 million.
- Adjusted EBITDA* in the range of $60 million to $64 million.

*\* Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA are non-GAAP measures. Please see "Use of Non-GAAP Financial Measures" below for more information.*

"We finished our fiscal year with another strong quarter. Our fourth quarter financial results, with year-over-year net sales growth of 12 percent, showed recovery from impacts of Hurricane Ian and the ransomware incident, and was driven by continued operational improvement across our portfolio of brands. We were able to offset new construction demand weakness from macro-economic headwinds, including higher inflation and interest rates through solid execution across the enterprise." said Jeff Jackson, President and Chief Executive Officer.

"Organic sales growth in the fourth quarter was 5 percent year-over-year, with our Western region growing 15 percent, and our Southeast region growing 2 percent. Our fourth quarter revenues were impacted by approximately $15 million due to the effects of Hurricane Ian and the ransomware incident. The suddenness of the two events impacted our ability to expand gross margin during the quarter, and we realized a year over year flat gross margin. In spite of the challenges during the fourth quarter, our team showed resilience and ended the quarter with some of the strongest performances for the year across our core businesses," added Jackson.

"We completed our acquisition of Martin Door during the fourth quarter, as noted on our third quarter call. We are making progress in integrating Martin across our dealer, distributor and direct-to-consumer channels and look forward to its contributions in the coming year," added Jackson.

"Over the past five years, we have expanded our geographic footprint and product lines to meet consumer demand with our acquisitions of Western Window Systems, New South, Eco, Anlin, and Martin. We believe our national footprint and depth of product offering provide a strong basis for future profitable growth. Going forward, we will be looking to maximize shareholder value through the return of capital with our recently announced share repurchase program. Our primary priority will continue to invest in our enterprise through high-return capital projects," concluded Jackson.

"In the fourth quarter of 2022, we generated $44 million of operating cash flow, ending the fiscal year with a cash balance $67 million," said John Kunz, Senior Vice President and Chief Financial Officer. "For the full year, we generated over $151 million in free cash flow, a great source to fund our capital priorities," added Kunz.

"The strong 28 percent full-year sales growth for 2022 was driven by operational improvements and the impact of price increases, offsetting a reduction in unit demand and backlog. Our organic backlog declined $126 million during the year. With the uncertainty in macro-economic conditions, higher interest rates and an inflationary environment, we are issuing first quarter 2023 guidance for net sales in the range of $370 million to $390 million, and Adjusted EBITDA in the range of $60 million to $64 million," concluded Kunz.

| ($ in millions) | Q1 2023 Guidance* (as of 02/22/2023) | |
|---|---|---|
| Net sales | $370 | $390 |
| Adj. EBITDA** | $60 | $64 |
| * Q1 2023 guidance includes Eco at 100% contribution. ** Adjusted EBITDA is a non-GAAP measure. Please see "Use of Non-GAAP Measures" below. | | |

## Conference Call

PGT Innovations will host a conference call today at 10:30 a.m. The conference call will be available at the same time through the Investor Relations section of the PGT Innovations, Inc. website, http://ir.pgtinnovations.com/events.cfm.

To participate in the teleconference, kindly dial into the call about 10 minutes before the start time: 833-316-0547 (U.S. toll-free) and 412-317-5728 (International). A replay of the call will be available within approximately one hour after the scheduled end of the call on February 22, 2023, through approximately 12:30 p.m. on March 1, 2023. To access the replay, dial 877-344-7529 (U.S. Only toll-free), 855-669-9658 (Canada Only toll-free) and 412-317-0088 (International) and refer to pass code 3471776. Other international replay dial-in numbers can be obtained at:  https://services.choruscall.com/ccforms/replay.html

You may join the conference online by using the following link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=6voKyZcY

## About PGT Innovations, Inc.

PGT Innovations manufactures and supplies premium windows, doors, and garage doors. Its highly engineered and technically advanced products can withstand some of the toughest weather conditions on Earth and are revolutionizing the way people live by unifying indoor and outdoor living spaces. PGT Innovations creates value through deep customer relationships, understanding the unstated needs of the markets it serves, and a drive to develop category-defining products. PGT Innovations is also the nation's largest manufacturer of impact-resistant windows and doors and holds the leadership position in its primary market.

The PGT Innovations' family of brands include CGI®, PGT® Custom Windows and Doors, WinDoor®, Western Window Systems, Anlin Windows & Doors, Eze-Breeze®, NewSouth Window Solutions, Martin Door, and a 75 percent ownership stake in Eco Window Systems®. The company's brands, in their respective markets, are a preferred choice of architects, builders, and homeowners throughout North America and the Caribbean. Their high-quality products are available in custom and standard sizes with massive dimensions that allow for unlimited design possibilities in residential, multi-family, and commercial projects. For additional information, visit https://pgtinnovations.com/.

## Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "assume," "believe," "could," "estimate," "expect," "guidance," "intend," "many," "positioned," "potential," "project," "think," "should," "target," "will," "would" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our acquisition of Martin Door Holdings, Inc. ("Martin"); our national footprint and depth of product offering providing a strong basis for growth; our share-repurchase program; and our net sales and Adjusted EBITDA guidance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- the impact of the COVID-19 pandemic (the "COVID-19 pandemic" or "Pandemic") and related measures taken by governmental or regulatory authorities to combat the Pandemic, including the impact of the Pandemic and these measures on the economies and demand for our products in the states where we sell them, and on our customers, suppliers, labor force, business, operations and financial performance;

- unpredictable weather and macroeconomic factors that may negatively impact the repair and remodel and new construction markets and the construction industry generally, especially in the state of Florida and the western United States, where the substantial portion of our sales are currently generated, and in the U.S. generally;

- changes in raw material prices, especially for aluminum, glass, vinyl, and steel, including, price increases due to the implementation of tariffs and other trade-related restrictions, Pandemic-related supply chain interruptions, or interruptions from the conflict in Ukraine;

- our dependence on a limited number of suppliers for certain of our key materials;

- our dependence on our impact-resistant product lines, which increased with the acquisition of Eco Enterprises, LLC ("Eco"), and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;

- the effects of increased expenses or unanticipated liabilities incurred as a result of, or due to activities related to, our recent acquisitions, including our acquisitions of Martin and Anlin Windows & Doors ("Anlin");

- our level of indebtedness, which increased in connection with our recent acquisitions, including our acquisitions of Martin and Anlin;

- increases in credit losses from obligations owed to us by our customers in the event of a downturn in the home repair and remodel or new home construction channels in our core markets and our inability to collect such obligations from such customers;

- the risks that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits expected from our acquisitions of Martin and Anlin may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;

- increases in transportation costs, including increases in fuel prices;

- our dependence on our limited number of geographically concentrated manufacturing facilities, which increased further due to our acquisition of Eco;

- sales fluctuations to and changes in our relationships with key customers;

- federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;

- risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by "hackers" and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended;

- product liability and warranty claims brought against us;

- in addition to our acquisitions of Martin and Anlin, our ability to successfully integrate businesses we may acquire in the future, or that any business we acquire may not perform as we expected when we acquired it; and

- the other risks and uncertainties discussed under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K/A for the year ended January 1, 2022, and our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

## Use of Non-GAAP Financial Measures

This press release and the financial schedules include financial measures and terms not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that presentation of non-GAAP measures such as Adjusted net income, Adjusted net income per share, and Adjusted EBITDA provides investors and analysts with an alternative method for assessing our operating results in a manner that enables investors and analysts to more thoroughly evaluate our current performance compared to past performance. However, these measures do not provide a complete picture of our operations. Management also believes these non-GAAP measures provide investors with a better baseline for assessing our future earnings potential. The non-GAAP measures included in this press release are provided to give investors access to types of measures that we use in analyzing our results, and for internal planning and forecasting purposes.

Adjusted net income consists of GAAP net income adjusted for the items included in the accompanying reconciliation. Adjusted net income per share consists of GAAP net income per share adjusted for the items included in the accompanying reconciliation.

Adjusted EBITDA consists of net income, adjusted for the items included in the accompanying reconciliation. We believe that Adjusted EBITDA provides useful information to investors and analysts about the Company's performance because they eliminate the effects of period-to-period changes in taxes, costs associated with capital investments and interest expense. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes and thus does not reflect the actual funds generated from operations or available for capital investments.

Our calculations of Adjusted net income and Adjusted net income per share, and Adjusted EBITDA are not necessarily comparable to calculations performed by other companies and reported as similarly titled measures. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP measures. Schedules that reconcile Adjusted net income, Adjusted net income per share, and Adjusted EBITDA to GAAP net income are included in the financial schedules accompanying this release.

We are not able to provide a reconciliation of projected Adjusted EBITDA to the most directly comparable expected GAAP results due to the unknown effect, timing and potential significance of the effects of legal matters, tax considerations, and income and expense from changes in fair value of contingent consideration from acquisitions. Expenses associated with legal matters, tax consequences, and income and expense from changes in fair value of contingent consideration from acquisitions have in the past, and may in the future, significantly affect GAAP results in a particular period.

SOURCE: PGT Innovations, Inc.

**PGT Innovations Contacts:**

| **Investor Relations**: | **Media Relations**: |
|---|---|
| John Kunz, 941-480-1600 | Stephanie Cz, 941-480-1600 |
| Senior Vice President and CFO | Corporate Communications Manager |
| JKunz@PGTInnovations.com | |

**PGT INNOVATIONS, INC.**
**CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS**
**(unaudited - in thousands, except per share amounts)**

| | Three Months Ended | | Year Ended | |
| --- | --- | --- | --- | --- |
| | Dec. 31, 2022 | Jan. 1, 2022 | Dec. 31, 2022 | Jan. 1, 2022 |
| Net sales | $ 340,934 | $ 304,441 | $ 1,491,954 | $ 1,161,464 |
| Cost of sales | 219,790 | 196,116 | 921,285 | 757,965 |
| Gross profit | 121,144 | 108,325 | 570,669 | 403,499 |
| Selling, general and administrative expenses | 95,100 | 78,937 | 402,886 | 303,043 |
| Impairment of trade name | 7,423 | — | 7,423 | — |
| Income from operations | 18,621 | 29,388 | 160,360 | 100,456 |
| Interest expense, net | 7,755 | 7,061 | 28,879 | 30,029 |
| Debt extinguishment costs | 410 | — | 410 | 25,472 |
| Income before income taxes | 10,456 | 22,327 | 131,071 | 44,955 |
| Income tax expense | 2,756 | 5,499 | 32,666 | 9,759 |
| Net income | 7,700 | 16,828 | 98,405 | 35,196 |
| Less: Net income attributable to redeemable non-controlling interest | (189) | (662) | (1,523) | (2,318) |
| Net income attributable to the Company | $ 7,511 | $ 16,166 | $ 96,882 | $ 32,878 |
| | | | | |
| Calculation of net income per common share attributable to PGT Innovations, Inc. common shareholders: | | | | |
| Net income attributable to the Company | $ 7,511 | $ 16,166 | $ 96,882 | $ 32,878 |
| Change in redemption value of redeemable non-controlling interest | 3,514 | (1,553) | 2,000 | (6,081) |
| Net income attributable to PGT Innovations, Inc. common shareholders | $ 11,025 | $ 14,613 | $ 98,882 | $ 26,797 |
| | | | | |
| Net income per common share attributable to PGT Innovations, Inc. common shareholders: | | | | |
| Basic | $ 0.18 | $ 0.24 | $ 1.65 | $ 0.45 |
| Diluted | $ 0.18 | $ 0.24 | $ 1.64 | $ 0.45 |
| | | | | |
| Weighted average number of common shares outstanding: | | | | |
| Basic | 59,980 | 59,646 | 59,926 | 59,518 |
| Diluted | 60,441 | 60,172 | 60,319 | 60,058 |

**PGT INNOVATIONS, INC.**
**CONDENSED CONSOLIDATED BALANCE SHEETS**
**(unaudited - in thousands)**

|  | December 31, 2022 | | January 1, 2022 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 66,548 | $ | 96,146 |
| Accounts receivable, net | | 160,107 | | 141,221 |
| Inventories | | 112,672 | | 91,440 |
| Contract assets, net | | 47,919 | | 55,239 |
| Prepaid expenses and other current assets | | 28,295 | | 37,712 |
| Total current assets | | 415,541 | | 421,758 |
| Property, plant and equipment, net | | 208,354 | | 185,266 |
| Operating lease right-of-use asset, net | | 104,121 | | 91,162 |
| Intangible assets, net | | 447,052 | | 394,525 |
| Goodwill | | 460,415 | | 364,598 |
| Other assets, net | | 4,766 | | 3,301 |
| Total assets | $ | 1,640,249 | $ | 1,460,610 |
| | | | | |
| **LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST,** | | | | |
| **AND SHAREHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 168,961 | $ | 122,681 |
| Current portion of operating lease liability | | 16,393 | | 13,180 |
| Total current liabilities | | 185,354 | | 135,861 |
| Long-term debt | | 642,134 | | 625,655 |
| Operating lease liability, less current portion | | 95,159 | | 83,903 |
| Deferred income taxes, net | | 47,407 | | 37,489 |
| Other liabilities | | 7,459 | | 11,742 |
| Total liabilities | | 977,513 | | 894,650 |
| Commitments and contingencies | | | | |
| Redeemable non-controlling interest | | 34,721 | | 36,863 |
| Total shareholders' equity | | 628,015 | | 529,097 |
| Total liabilities, redeemable non-controlling interest and shareholders' equity | $ | 1,640,249 | $ | 1,460,610 |

**PGT INNOVATIONS, INC.**
**CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS**
**(unaudited - in thousands)**

|  | Year Ended | |
|---|---|---|
|  | December 31, 2022 | January 1, 2022 |
|  | *(unaudited)* | |
| **Cash flows from operating activities:** | | |
| Net income | $ 98,405 | $ 35,196 |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Depreciation | 34,048 | 30,487 |
| Amortization | 26,150 | 21,082 |
| Impairment of trade name | 7,423 | — |
| Other asset impairments | 2,131 | — |
| Provision for allowance for credit losses | 10,979 | 3,834 |
| Stock-based compensation | 9,670 | 7,819 |
| Amortization of deferred financing costs, debt discount and premium | 1,242 | 978 |
| Debt extinguishment costs | 410 | 25,472 |
| Deferred income taxes | (11,340) | 7,632 |
| (Gain) loss on sales of assets | (240) | 261 |
| Change in operating assets and liabilities (net of effects of acquisitions): | | |
| Accounts receivable | (20,622) | (34,390) |
| Inventories | (12,017) | (15,984) |
| Contract assets, net, prepaid expenses, other current and other assets | 12,826 | (5,958) |
| Accounts payable, accrued and other liabilities | 37,309 | (12,750) |
| Net cash provided by operating activities | 196,374 | 63,679 |
|  | | |
| **Cash flows from investing activities:** | | |
| Purchases of property, plant and equipment | (45,377) | (33,424) |
| Investment in and acquisition of business | (188,580) | (220,676) |
| Proceeds from sales of assets | 37 | 187 |
| Net cash used in investing activities | (233,920) | (253,913) |
|  | | |
| **Cash flows from financing activities:** | | |
| Payment of fair value of contingent consideration in Anlin Acquisition | (2,362) | — |
| Proceeds of amounts drawn from revolving credit facility | 160,000 | — |
| Payments of borrowing under revolving credit facility | (83,648) | — |
| Proceeds from issuance of senior notes | — | 638,300 |
| Payments of senior notes | — | (425,000) |
| Payment of call-premium on redemption of senior notes | — | (21,518) |
| Proceeds from issuance of term loan debt | — | 60,000 |
| Payments of term loan debt | (60,000) | (54,000) |
| Payments of financing costs | (1,526) | (10,675) |
| Purchases of treasury stock under repurchase program | (1,565) | — |
| Purchases of treasury stock relating to tax withholdings on employee equity awards | (1,888) | (1,648) |
| Proceeds from exercise of stock options | — | 138 |
| Distribution to redeemable non-controlling interest | (1,665) | — |
| Proceeds from issuance of common stock under ESPP | 602 | 463 |
| Net cash provided by financing activities | 7,948 | 186,060 |
| Net decrease in cash and cash equivalents | (29,598) | (4,174) |
| Cash and cash equivalents at beginning of period | 96,146 | 100,320 |
| Cash and cash equivalents at end of period | $ 66,548 | $ 96,146 |

**PGT INNOVATIONS, INC.**
**RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO THEIR**
**MOST DIRECTLY COMPARABLE GAAP EQUIVALENTS**
**(unaudited - in thousands, except per share amounts and percentages)**

| | Three Months Ended | | Year Ended | |
| --- | --- | --- | --- | --- |
| | Dec. 31, 2022 | Jan. 1, 2022 | Dec. 31, 2022 | Jan. 1, 2022 |
| **Reconciliation to Adjusted Net Income and Adjusted Net Income per share - diluted:** | | | | |
| Net income | $ 7,700 | $ 16,828 | $ 98,405 | $ 35,196 |
| Reconciling items: | | | | |
| Asset impairment charges (1) | - | - | 2,131 | - |
| WinDoor trade name impairment charge (2) | 7,423 | - | 7,423 | - |
| Cyberattack recovery costs (3) | 415 | - | 415 | - |
| Adjustments to contingent consideration (4) | 381 | - | 5,432 | - |
| Hurricane Ian-related costs (5) | 20 | - | 1,868 | - |
| Tax gross-up payment (6) | (59) | - | 368 | - |
| CGI Commercial relocation costs (7) | - | 602 | 277 | 602 |
| Acquisition-related costs (8) | 3,523 | 736 | 4,773 | 2,443 |
| Debt extinguishment costs (9) | 410 | - | 410 | 25,472 |
| Business wind-down costs (10) | - | - | - | 4,197 |
| Pandemic-related costs (11) | - | - | - | 1,041 |
| Product line rationalization and transition costs (12) | 682 | 1,300 | 682 | 1,300 |
| Tax effect of reconciling items | (4,351) | (650) | (6,194) | (8,482) |
| Adjusted net income | $ 16,144 | $ 18,816 | $ 115,990 | $ 61,769 |
| Weighted-average diluted shares | 60,441 | 60,172 | 60,319 | 60,058 |
| Adjusted net income per share - diluted | $ 0.27 | $ 0.31 | $ 1.92 | $ 1.03 |
| | | | | |
| **Reconciliation to Adjusted EBITDA:** | | | | |
| Depreciation and amortization expense | $ 15,114 | $ 14,105 | $ 60,198 | $ 51,569 |
| Interest expense, net | 7,755 | 7,061 | 28,879 | 30,029 |
| Income tax expense | 2,756 | 5,499 | 32,666 | 9,759 |
| Reversal of tax effect of reconciling items for adjusted net income above | 4,351 | 650 | 6,194 | 8,482 |
| Stock-based compensation expense | 2,032 | 2,071 | 9,670 | 7,819 |
| Adjusted EBITDA | $ 48,152 | $ 48,202 | $ 253,597 | $ 169,427 |
| Adjusted EBITDA as percentage of net sales | 14.1% | 15.8% | 17.0% | 14.6% |

(1) Represents write-offs of property, equipment and other impaired assets, classified as selling, general and administrative expense in the accompanying condensed statement of operations for the three-months and year ended December 31, 2022.

(2) Represents impairment charge relating to our WinDoor trade name classified as impairment of trade name in the accompanying condensed statement of operations for the three-months and year ended December 31, 2022.

(3) Represents cyberattack recovery costs, classified as selling, general and administrative expense in the accompanying condensed statement of operations for the three-months and year ended December 31, 2022. We previously disclosed this event by Current Report on Form 8-K, filed with the SEC on November 7, 2022.

(4) Represents adjustments to contingent consideration associated with our Anlin Acquisition, classified as selling, general and administrative expenses in the accompanying consolidated statement of operations for the three-months and year ended December 31, 2022.

(5) Represents disruption and recovery costs caused by Hurricane Ian in late-September 2022, of which $1.1 million is classified within cost of sales, and $747 thousand is classified within selling, general and administrative expenses in the year ended December 31, 2022.

(6) Represents tax gross-up payment required to be made to the non-controlling interest relating to our acquisition of Eco, which we initially estimated to be $1.5 million, but which was ultimately determined to be $1.8 million, a difference of $368 thousand, which is classified within selling, general and administrative expenses in the year ended December 31, 2022.

(7) Represents additional costs relating to the relocation of our CGI Commercial business to a new location in the Miami, FL area, being shared with our Eco Enterprises entity, classified as cost of sales in the accompanying consolidated statement of operations for the year ended December 31, 2022.

(8) In 2022, represents costs relating to the Martin acquisition. In 2021, represents costs relating to our acquisitions of Eco and Anlin. These costs are classified within selling, general and administrative expenses in the years ended December 31, 2022, and January 1, 2022, respectively.

(9) In 2022, represents debt extinguishment costs relating to the refinancing of our 2016 Credit Agreement and repayment, in full, of the then existing term loan. In 2021, represents debt extinguishment costs relating to the prepayment of our $425 million of 6.750% senior notes due 2026, and the prepayment of our $54 million term loan A facility, which was due in 2022. Of the $25.5 million of debt extinguishment costs, $21.5 million represents a 5.063% call premium paid for prepaying the $425 million of 6.750% senior notes, and $4.0 million represents the net write-offs of deferred financing premiums, costs, fees and original issue discounts that existed at the time of these events. These costs are classified as debt extinguishment costs in the accompanying statement of operations for the years ended December 31, 2022, and January 1, 2022, respectively.

(10) Represents incremental costs related to the wind-down of our commercial business acquired in the New South acquisition. Of the $4.2 million of these costs, $2.7 million are classified as cost of sales, and $1.5 million are classified as selling, general and administrative expenses in the accompanying condensed consolidated statement of operations for the year ended January 1, 2022. A portion of these costs are being recovered through insurance.

(11) Represents incremental costs incurred relating to the coronavirus pandemic and resurgence of its Delta and Omicron variants in 2021, including cleaning and sanitizing costs for the protection of the health of our employees and safety of our facilities, as well as costs of lost productivity from employee quarantines and testing, classified within selling, general and administrative expenses for the year ended January 1, 2022.

(12) Represents costs relating to product line rationalizations and transitions, classified within cost of sales for the years ended December 31, 2022, and January 1, 2022, respectively.